September 10, 2020

Artesian CPA, LLC
Attn: Craig Denlinger, CPA
1624 Market Street, Suite 202
Denver, CO 80202

This representation letter is provided in connection with your review of the consolidated financial statements of SmartGurlz US, Inc. and subsidiary (the "Company") which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements, for the purpose of obtaining limited assurance that there are no material modifications that should be made to the consolidated financial statements in order for the consolidated financial statements to be in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

We confirm that we are responsible for the following:

a. The fair presentation in the consolidated financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America (GAAP)
b. The design, implementation, and maintenance of programs and controls to prevent and detect fraud
c. Establishing and maintaining effective internal control over financial reporting.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of the surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Except where otherwise stated below, immaterial matters less than $5,000 collectively are not considered to be exceptions that require disclosure for the purpose of the following representations. This amount is not necessarily indicative of amounts that would require adjustment to or disclosure in the consolidated financial statements.

We confirm that, to the best of our knowledge and belief, having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves, as of September 10, 2020:

Financial Statements

1. The consolidated financial statements referred to above are fairly presented in conformity with GAAP.

2. The Company has provided to you all relevant information and access as agreed in the terms of the engagement letter.
3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
4. The Company has performed a risk assessment, including the assessment of the risk that the consolidated financial statements may be materially misstated as a result of fraud.
5. We have fulfilled our responsibilities, as set out in the terms of the engagement letter dated July 13, 2020, for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. GAAP.
6. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
7. We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
8. Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.
9. Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
10. The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with U.S. GAAP, as applicable.
11. Guarantees, whether written or oral, under which the Company is contingently liable have been accounted for and disclosed in accordance with U.S. GAAP.
12. Significant estimates and material concentrations known to management have been disclosed in accordance with FASB Accounting Standards Codification 275, *Risks and Uncertainties*.
13. Other liabilities or gain or loss contingencies have been accrued or disclosed as required by FASB Accounting Standards Codification 450, *Contingencies*.

Information Provided

14. We have provided you with:
    - Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the consolidated financial statements such as records, documentation and other matters;
    - Additional information that you have requested from us for the purpose of this engagement;
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain consolidated financial statement review evidence;
    - All minutes of the meetings of the Board of Directors or summaries or actions of recent meetings for which minutes have not yet been prepared.
15. All transactions have been recorded in the accounting records and are reflected in the consolidated financial statements. There are no transactions that have not been properly recorded in the accounting records underlying the consolidated financial statements.

16. We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management;
    - Employees who have significant roles in internal control; or
    - Others where fraud could have a material effect on the consolidated financial statements.
17. We have no knowledge of any allegations of fraud, or suspected fraud, affecting the Company's consolidated financial statements communicated by employees, former employees, analysts, regulators or others.
18. We have complied with all requirements to ensure Artesian CPA, LLC remains independent of the Company and all affiliates in accordance with the independence rules established by the AICPA.
19. We have disclosed to you all known instances of non-compliance or suspected non-compliance with laws and regulations whose effects should be considered when preparing consolidated financial statements.
20. We are not aware of any pending or threatened litigation and claims whose effects should be considered when preparing the consolidated financial statements and we have not consulted legal counsel concerning litigation or claims.
21. We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.
22. The Company has no plans or intentions that may materially affect the carrying value or classifications of assets and liabilities.
23. There are no violations or possible violations of laws or regulations whose effects should be considered for disclosure in the consolidated financial statements or as a basis for recording a loss contingency.
24. There are no known actual or possible litigation and claims whose effects should be considered and accounted for and disclosed in the consolidated financial statements and that have not been disclosed to you.
25. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
26. We have complied with all aspects of contractual agreements that would have a material effect on the consolidated financial statements in the event of non-compliance.
27. The accounting and financial reporting policies disclosed are complete and the policy of the Company.
28. The Company has no federal or state tax obligations as of the balance sheet date.
29. In preparing the consolidated financial statements in conformity with GAAP, management uses estimates. All estimates have been disclosed in the consolidated financial statements for which known information available prior to the issuance of the consolidated financial statements indicates that both of the following criteria are met
30. It is at least reasonably possible that the estimate of the effect on the consolidated financial statements of a condition, situation, or set of circumstances that existed at the date of the

consolidated financial statements will change in the near term due to one or more future confirming events.

31. The effect of the change would be material to the consolidated financial statements.

32. The tax footnotes accurate describe the Company's tax situation as of December 31, 2018.

33. The going concern footnote accurately describes all pertinent matters relating to the Company's ability to continue as a going concern. We have concluded there is substantial doubt to the Company's ability to continue as a going concern for the next twelve months and have therefore disclosed this fact.

34. All subsequent events disclosed are accurately portrayed, and such note contains all transactions and events that are material to the Company and, in management's best belief, incoming investors. The disclosed financing activity captures all equity activity of the Company to date.

35. The consolidated financial statements accurately, and completely, portray all equity activity of the Company, including all equity affecting transactions.

36. The Company agrees to the adoption of all accounting policies as disclosed in the consolidated financial statements.

37. In regard to the consolidated financial statement preparation services performed by you, we have:

- Assumed all management responsibilities.
- Designated an individual (within senior management) who possesses suitable skill, knowledge, or experience to oversee the services.
- Evaluated the adequacy and results of the services performed.
- Accepted responsibility for the results of the services.

38. All events subsequent to the date of the consolidated financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed, as applicable.

Shmari Albrechtsen

_____

Shmari Albrechtsen, CEO
SmartGurlz US, Inc.

SmartGurlz US, Inc. and subsidiary
Delaware Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountant's Review Report
December 31, 2019 and 2018

SMARTGURLZ US, INC.

TABLE OF CONTENTS



To the Board of Directors of
SmartGurlz US, Inc.
Arlington, Virginia

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of SmartGurlz US, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statement of operations and comprehensive income, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA LLC

Artesian CPA, LLC
Denver, Colorado
September 10, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SmartGurlz US, Inc.
Consolidated Balance Sheets (Unaudited)
As of December 31, 2019 and 2018

	December 31, 2019	December 31, 2018
ASSETS		
Current Assets:		
Cash and equivalents	$ 199,502	$ 30,123
Escrow receivable	290,101	-
Inventories	106,726	249,705
Other current assets	7,491	24,973
Total Current Assets	603,820	304,801
Non-current Assets:		
Property and Equipment - net	23,844	49,185
TOTAL ASSETS	$ 627,664	$ 353,986
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 30,149	$ 29,308
Accrued expenses	131,854	53,179
Advances from shareholders	11,944	12,453
Revolving line of credit	40,883	138,223
Loans payable	93,233	177,569
Convertible notes payable, net of unamortized discount	607,119	550,486
Total Current Liabilities	915,182	961,218
Non-current Liabilities:		
Loans payable to shareholders	375,456	379,734
Convertible notes payable, net of unamortized discount	1,350,087	134,718
Total Non-current Liabilities	1,725,543	514,452
Total Liabilities	2,640,725	1,475,670
Stockholder's Deficit:		
Common stock, $0.000001 par, 1,000,000 shares		
authorized, issued and outstanding	1	1
Additional paid-in capital	582,458	582,458
Accumulated deficit	(2,607,121)	(1,708,486)
Accumulated other comprehensive income	11,601	4,343
Total Shareholders' Deficit	(2,013,061)	(1,121,684)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 627,664	$ 353,986

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these consolidated financial statements.

SmartGurlz US, Inc.
Consolidated Statements of Operations and Comprehensive Income (Unaudited)
For the years ended December 31, 2019 and 2018

	2019	2018
Net sales	$ 303,840	$ 381,870
Cost of goods sold	289,991	247,442
Gross profit	13,849	134,428
Operating Expenses:		
Selling expenses	231,602	408,647
Wages and related payroll expenses	380,528	355,600
General and administrative	103,910	165,153
Research and development	55,962	53,528
Total Operating Expenses	772,002	982,928
Loss from Operations	(758,153)	(848,500)
Other Income (Expenses):		
Grant revenue	-	95,498
Foreign exchange gain (loss)	278	(4,177)
Interest expense	(143,991)	(119,980)
Total Other Income (Expenses)	(143,713)	(28,659)
Provision for Income Tax	(3,231)	(22,637)
Net Loss	(898,635)	(854,522)
Other Comprehensive Income:		
Foreign currency translation gain	7,258	14,995
Total Comprehensive Loss	$ (891,377)	$ (839,527)

ℰ ℚ

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these consolidated financial statements.

SmartGurlz US, Inc.
Consolidated Statements of Changes in Stockholders' Deficit (Unaudited)
For the years ended December 31, 2019 and 2018

| | Common Stock | | Additional | Accumulated | Accumulated Other Comprehensive | Total Stockholders' |
	Number of Shares	Amount	Paid-in Capital	Deficit	Income (Loss)	Deficit
Balance at December 31, 2017	1,000,000	$ 1	$ 554,833	$ (853,964)	$ (10,652)	$ (309,782)
Warrants issuance	-	-	27,625	-	-	27,625
Net loss	-	-	-	(854,522)	-	(854,522)
OCI - foreign currency translation gain	-	-	-	-	14,995	14,995
Balance at December 31, 2018	1,000,000	1	582,458	(1,708,486)	4,343	(1,121,684)
Net loss	-	-	-	(898,635)	-	(898,635)
OCI - foreign currency translation gain	-	-	-	-	7,258	7,258
Balance at December 31, 2019	1,000,000	$ 1	$ 582,458	$ (2,607,121)	$ 11,601	$ (2,013,061)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

SmartGurlz US, Inc.
Consolidated Statements of Cash Flows (Unaudited)
For the years ended December 31, 2019 and 2018

		2019		2018
Cash Flows from Operating Activities				
Net loss	$	(898,635)	$	(854,522)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		25,341		22,836
Amortization of loan discounts		46,795		38,288
Fair value of warrants issued		-		27,625
Changes in operating assets and liabilities:				
Decrease in inventories		142,979		178,756
Decrease in other current assets		17,482		17,451
Increase (decrease) in accounts payable		841		(6,900)
Increase (decrease) in accrued expenses		78,675		(14,111)
Net cash used in operating activities		(586,522)		(590,577)
Cash Flows from Investing Activities				
Purchase of property and equipment		-		(40,876)
Net cash used in investing activities		-		(40,876)
Cash Flows from Financing Activities				
Net payments to shareholder advances		(509)		(623)
Net proceeds from (payments to) loans payable to shareholders		(4,278)		3,564
Net payments to revolving line of credit		(97,340)		(110,390)
Net proceeds from (payments to) loans payable		(87,789)		49,815
Proceeds from convertible notes payable		938,559		671,088
Net cash provided by financing activities		748,643		613,454
Foreign currency translation gain		7,258		14,995
Net change in cash and equivalents		169,379		(3,004)
Cash and equivalents at beginning of period		30,123		33,127
Cash and equivalents at end of period	$	199,502	$	30,123
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest	$	13,668	$	26,436
Cash paid for income tax	$	-	$	-
Supplemental Disclosure of Non-Cash Financing Activities				
Funds not yet received from issuance of crowd notes	$	290,101	$	-
Convertible notes issued for service	$	40,000	$	10,000

S a

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these consolidated financial statements.

SmartGurlz US, Inc.
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2019 and 2018 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

SmartGurlz US Inc. ("SG Inc." or the "Company") is a Delaware corporation incorporated on May 3, 2017. The Company provides a line of friendly self-balancing robots and action dolls that engage and encourage girls to learn to code, allowing girls six and up to immerse themselves in Science, Technology, Engineering, and Math ("STEM").

SmartGurlz A/S ("SG AS") was initially formed on April 29, 2015 as a private limited company ("ApS") in Denmark with the purpose to develop, manufacture, and market STEM products. On August 23, 2016, SG AS was converted to a stock corporation.

Merger

On August 21, 2017, a stock exchange agreement was approved and executed by the board of directors. Pursuant to this exchange agreement, the three shareholders holding all authorized and outstanding shares of SG AS agreed to exchange all their shares of SG AS for a proportional amount of the total authorized shares of SG Inc. This resulted in 767 shares of SG AS stock exchanged for 1,000,000 shares of SG Inc. Upon the execution of the agreement, SG AS became a wholly-owned subsidiary of SG Inc. under an acquisition transaction and has been retroactively consolidated to these financial statements. There was no change in relative control between the three shareholders as a result of this stock exchange.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). These consolidated financial statements include all accounts of SmartGurlz US, Inc and its wholly-owned subsidiary, SmartGurlz A/S. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Reclassifications

Certain reclassifications have been made to the prior year's financial statements to enhance comparability with the current year's financial statements. As a result, certain line items have been amended in the consolidated balance sheets and consolidated statements of cash flow. Comparative figures have been adjusted to conform to the current year's presentation. These reclassifications had no effect on the reported total comprehensive net loss.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company's U.S. operations. The functional currency for the Subsidiary is its local currency. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were

SmartGurlz US, Inc.
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2019 and 2018 and for the years then ended

translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations. The effect of foreign currency translation gain (loss) has been reflected during the years ended December 31, 2019 and 2018.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019 and 2018, the Company's cash balances did not exceeded federally insured limits.

Inventory Assets

Inventory is stated at the lower of cost or market and accounted for using the first in first out basis. The inventory balances as of December 31, 2019 and 2018 amounting to $106,726 and $249,705, respectively, consist of cost of materials, labor and overhead. The Company records impairment and obsolescence reserves against inventory balances as deemed necessary. No such reserve was deemed necessary as of December 31, 2019 and 2018.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 3 years for its capitalized assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Property and equipment as of December 31, 2019 and 2018 is as follows:

	2019	2018
Tooling	$ 50,367	$ 50,367
Equipment	47,187	47,187
Computer	2,641	2,641
Total	100,195	100,195
Less Accumulated Depreciation	76,351	51,010
Property and Equipment - net	$ 23,844	$ 49,185
Depreciation Expense	$ 25,341	$ 22,836

SmartGurlz US, Inc.
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2019 and 2018 and for the years then ended

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2019 or 2018.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

SmartGurlz US, Inc.
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2019 and 2018 and for the years then ended

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its products.

Cost of goods sold includes product costs and associated freight. Software development costs have been expensed to operating expenses as incurred.

Government Grant

The Company recognizes unconditional government grants related to its research and development activities and recognized as other income when the grant becomes receivable. Government grants related to assets are initially recognized as deferred income at fair value if there is reasonable assurance that they will be received and the Company will comply with the conditions associated with the grant and they are then recognized in statements of operation as other income. Grants that compensate the Company for expenses incurred are recognized in statements of operation on a systematic basis in the periods in which the expenses are recognized. For the year ended December 31, 2018, the Company recorded grant revenue of $95,498 which pertains to a grant received by the Company in relation to its research and development activities.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $55,962 and $53,528 for the years ended December 31, 2019 and 2018, respectively.

SmartGurlz US, Inc.
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2019 and 2018 and for the years then ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2019 and 2018, the Company had potential net deferred tax assets before valuation allowance of $522,863 and $335,644, respectively, resulting from its net operating loss carryforwards. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2019 and 2018, cumulative losses through December 31, 2019, no history of generating taxable income, and unknowns to the allowability of historical losses since it is delinquent in filing its historic tax returns. Therefore, valuation allowances of $522,863 and $335,644 were recorded as of December 31, 2019 and 2018, respectively. Deferred tax assets were calculated using the Company's effective tax rates, which it estimated to be 25.74%. The effective rate is reduced to 0% for 2019 and 2018 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019 and 2018, the Company estimates that it potentially has net operating loss carryforwards available to offset future taxable income in the amounts of $1,954,397 and $1,278,496, respectively, which potentially may be carried forward and will partially expire in 2037.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required

SmartGurlz US, Inc.
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2019 and 2018 and for the years then ended

to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company used the new tax rates in calculating its 2018 and 2019 deferred tax assets.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2019 tax years remain open to examination.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. The Company has an accumulated deficit of $2,607,121 as of December 31, 2019, has a net loss of $898,635 for the year ended December 31, 2019, generated negative cash flows from operating activities, has a working capital deficit of $311,362 as of December 31, 2019, and has substantial debt that it is delinquent on. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. Management plans to raise additional capital through equity or debt financing to fund operations. There is no assurance the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: LOANS PAYABLE AND LINE OF CREDIT

Breakdown of the Company's loans payable is as follows:

	December 31, 2019	December 31, 2018
Loan to Choon S Design, Inc.	$ 23,484	$ 31,032
Loan to OTRA Capital Partners LLC	69,749	149,991
Total Loans Payable - Gross	$ 93,233	$ 181,022
Less Discount on Loans to OTRA	-	3,453
Loans Payable - Net	**$ 93,233**	**$ 177,569**

In 2017, the Company entered into a loan agreement to borrow $204,000 from the Company's primary distributor, Choon S Design, Inc. The note bears interest at 6% per annum and matures upon the termination of exclusive distribution agreement between the Company and the distributor. At December 31, 2019 and 2018, the balance of this notes payable amounted to $23,484 and $31,032, respectively. Total interest expense recognized in 2019 and 2018 on this loan amounted to $1,409 and $10,856, respectively.

Also during 2017, the Company entered into a line of credit agreement with Choon S Design, Inc to borrow up to $5,000,000 to be used for certain expenses required to manufacture, market, and sell products in the distributor's market. This line of credit is non-interest bearing. The distributor is

SmartGurlz US, Inc.
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2019 and 2018 and for the years then ended

entitled to 30% of the net profit generated on its sales in the United States and Canada. At December 31, 2019 and 2018, the balance of this revolving line of credit amounted to $40,883 and $138,223, respectively.

These two agreements mature upon the expiration of the exclusive distribution agreement, which is December 31, 2019. The agreements were extended in 2019 for an additional year, and after which the agreements will automatically renew for an additional one-year term at every future termination date. If the Company is unable to repay the amount owed on the line of credit at termination of the exclusive distribution agreement, the Company must sell to the distributor 30% of common shares of SG AS.

In 2018, the Company entered into a royalty and security loan agreement with OTRA Capital Partners LLC to borrow $150,000, which was used to finance the Company's activities. The lender is guaranteed a return of $32,500 for the period ended October 31, 2018. Subsequently the loan accrues interest of 20% per annum. The loan is repaid based on a fixed percentage of gross profit or a minimum monthly payment of $2,500. After its maturity date on February 7, 2019 (12 months from the effective date of this agreement), the loan is being paid back with a fixed amount of $7,500 per month. In addition, the lender has received warrants of a value of 40% of the financing, totaling $60,000 with the number of shares being determinated by the share price for the next financing round (see Note 6).

At December 31, 2019 and 2018, loans payable to OTRA Capital Partners LLC amounted to $69,749 and $146,538, respectively. Total interest expense recognized in 2019 and 2018 on this loan amounted to $12,259 and $26,436, respectively.

NOTE 5: CONVERTIBLE NOTES

In 2018, the Company issued convertible promissory notes pursuant to a Regulation Crowdfunding offering through the SeedInvest platform. These notes are subject to interest of 5% per annum and matured on December 29, 2019. As of December 31, 2019, promissory notes were not yet repaid nor converted into shares and remained outstanding and delinquent. The notes have automatic conversion upon a qualified equity financing which is the first sale (or series of related sales) by the Company of its preferred stock following the date of issuance from which the Company receives gross proceeds of not less than $1,000,000 or the first sale by the Company of common stock in an initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, whichever is sooner. The notes' conversion price is the lower of (a) 80% (one minus 20% discount) of price paid per share for preferred stock by the investors in the qualified equity financing and (b) the quotient resulting from dividing the valuation cap of $7.0 million by the fully-diluted capitalization immediately prior to the closing of the qualified equity financing. The notes are also convertible at the election of the majority of note holders on or after maturity at a price per share determined by a $7.0 valuation on the Company's fully diluted capitalization. If and upon a corporate transaction (as defined in the note agreements), the notes are either repayable at two times the principal amount or the on an as-converted basis using a price per share determined by a $7.0 valuation on the Company's fully diluted capitalization. Costs incurred in conjunction with this offering amounting to $56,465 were recognized as a discount on notes payable. The carrying value of these notes as of December 31, 2019 and 2018 amounted to $607,119 and $550,486, respectively, after deducting the unamortized

SmartGurlz US, Inc.
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2019 and 2018 and for the years then ended

discount on notes payable of $14,116 and $42,349 as of December 31, 2019 and 2018, respectively. Interest expense recognized in 2019 and 2018 on these notes amounted to $56,633 and $30,779, respectively.

The Company entered into an employment agreement in 2018 where a crowd note was issued as compensation. The note accrues 5% interest per annum and has similar terms and conditions as in the notes previously issued, but with a maturity date of July 2021. As of December 31, 2019 and 2018, outstanding balance of notes payable issued with this employment agreement amounted to $331,104 and $134,718, respectively. Total interest expense recognized from this note amounted to $12,267 and $2,916 for the years ended December 31, 2019 and 2018, respectively.

In 2019, the Company issued convertible promissory notes pursuant to a Regulation Crowdfunding offering through Wefunder. The notes accrues 5% interest per annum, mature in July 2021, and contain similar terms and conditions as in the notes previously issued. Cost incurred in conjunction with this offering amounting to $60,438 were recognized as a discount on notes payable. At December 31, 2019, the carrying balance of the related notes payable amounted to $775,791, net of unamortized discount of $45,328. Also, $290,101 of the proceeds from the issuance of this notes were received in January 2020 and are recorded as escrow receivable as of December 31, 2019. Interest expense of $35,137 was recognized on these notes for the year ended December 31, 2019

The Company also entered into a convertible promissory note agreement with Strategic Investments I, Inc. on behalf of Morgan Stanley Multicultural Innovation Lab (MSMIL) on May 31, 2019 to receive $200,000 cash and $80,000 in a form of advisory services to be provided by MSMIL for a total of $280,000 principal issued. The note has a maturity date of April 30, 2021 and has an interest rate of 5% per annum. The notes are convertible into future preferred stock equaling a dilution protected 4% ownership interest in the Company. The preferred stock to which this note converts shall contain a liquidation preference of $280,000 or commensurate amount on an as-converted basis to common stock, a redemption feature upon the six-year anniversary in the amount of $280,000, a 6% preferred dividend, and various other protective features. In 2019, services provided by MSMIL amounted to $40,000 and interest incurred from this note amounted to $3,192. Thus, notes payable to MSMIL amounted to $243,192 as of December 31, 2019.

NOTE 6: STOCKHOLDERS' DEFICIT

Common Stock

The Company has authorized 1,000,000, $0.000001 par value common stock. During 2017, the Company issued 1,000,000 common shares in a stock exchange agreement as discussed in Note 1. As of December 31, 2019 and 2018, 1,000,000 shares of common stock were issued and outstanding. The Company does not currently have adequate authorized stock to satisfy the exercise of its outstanding convertible instruments (convertible notes and warrants).

Warrants

In February 2018, the Company issued warrants in conjunction with issuance of royalty and security loan agreement. The warrant expires in February 2028. The warrant provides the lender with the right to purchase Company's stock at a maximum price of $60,000. The calculated fair value of the warrants using the Black-Scholes model was $27,625, which was recorded as discount to the loan and

SmartGurlz US, Inc.
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2019 and 2018 and for the years then ended

is being amortized over term of the loan. The Black-Scholes fair value was determined using the following inputs:

Risk Free Interest Rate	2.54%
Expected Dividend Yield	0.00%
Expected Volatility	50.00%
Expected Life (years)	5
Fair Value per Warrant	$ 3.10

As of December 31, 2019 and 2018, no warrants have been converted into the Company's stock.

NOTE 7: RELATED PARTIES

During 2017 and 2016, shareholders advanced funds to the Company to be used in operations. These advances are non-interest bearing and payable on demand. At December 31, 2019 and 2018, unpaid advances totalled $11,944 and $12,453, respectively.

During 2016, SG AS entered into a loan agreement with a shareholder to borrow 750,000 DKK (approximately $112,000 USD at the time of issuance). The loan bears interest at 6% per annum. At various times in 2017, the Company borrowed additional funds totalling 1,495,000 DKK (approximately $225,000 USD) with same interest rate of 6% per annum. At December 31, 2019 and 2018, amounts owed under this agreement amounted to $375,456 and $379,734, respectively. Total interest expense recognized from this loan amounted to $19,607 and $22,182 in 2019 and 2018, respectively. Future minimum payments of this loan are 200,000 DKK (approximately $30,000 USD) per year, until the principal balance is repaid in full.

As discussed in Note 5, the Company issued convertible notes to its key employee per an employment agreement.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim

SmartGurlz US, Inc.
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2019 and 2018 and for the years then ended

periods within those fiscal years. Early adoption is permitted. The Company adopted the provisions of this standard in the year 2019 but did not have any impact since all leases are short-term in nature.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company adopted this standard effective January 1, 2018.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheets. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: CONCENTRATIONS

The Company operates in European and North American markets. Substantially all its sales revenue is facilitated through contracted distributors. During 2019 and 2018, approximately 95% and 84%, respectively, of sales were facilitated through two distributors. The Company may encounter difficulties in replacing these distributors should such become necessary.

NOTE 10: CONTINGENCIES AND LEASE COMMITMENTS

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Lease Commitments

SG AS has leases office space in Lyngby, Denmark. The lease requires monthly payments of 5,346 DKK (approximately $805 USD) and has been terminated in January 2019. During the years ended December 31, 2019 and 2018, rent expense recognized under this lease agreement totaled $1,530 and $13,247, respectively, and is recorded under general and administrative expense in the consolidated statements of operations.

NOTE 11: SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 10, 2020, the date the consolidated financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these consolidated financial statements.